

Mail Stop 3561

July 27, 2017

Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

> **Re:** **DHT Holdings, Inc.**
> **Registration Statement on Form F-3**
> **Filed June 30, 2017**
> **File No. 333-219069**

Dear Mr. Ubøe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file Marshall Islands tax opinion as an exhibit to your registration statement with respect to common stock, preferred stock, rights and warrants or advise us why you believe that Marshall Islands tax consequences are not material to investors.

Tax Considerations

Marshall Islands Tax Considerations, page 24

2. Please discuss the Marshall Islands tax consequences with respect to preferred stock, rights and warrants or advise.

Exhibit 5.1

3. Please have counsel revise the legality opinion to cover preferred stock, warrants, rights, and the preferred share purchase rights referenced in footnote 5 to the fee table.

4. In regards to the shares offered by the selling shareholders, please have counsel revise to specifically opine on those shares. Also, to the extent you have issued the shares, counsel should state that such shares "are" legally issued, fully paid and non-assessable, as opposed to "will be" legally issued, fully paid and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Steven Burns, Esq.
        Cravath, Swaine & Moore LLP